UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For June 4 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 4 2003  -  Headline  Holding(s) in Company


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

BUNZL PLC


2. Name of shareholder having a major interest

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LTD


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SCOTISH WIDOWS INVESTMENT PARTNERSHIP LTD ON BEHALF OF LLOYDS TSB GROUP PLC, LLOYDS TSB BANK PLC AND SCOTTISH WIDOWS GROUP LTD


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTER HOLDER                                  AMOUNT

STATE STREET NOMINEES LTD A/C XBY2            2,288,163
STATE STREET NOMINEES LTD A/C XBY3              222,994
STATE STREET NOMINEES LTD A/C W36A              289,732
STATE STREET NOMINEES LTD A/C W32L              725,936
STATE STREET NOMINEES LTD A/C W3L2               56,788
STATE STREET NOMINEES LTD A/C W33H            2,150,697
STATE STREET NOMINEES LTD A/C XBJ2            2,329,927
STATE STREET NOMINEES LTD A/C XBK2              447,200
STATE STREET NOMINEES LTD A/C XBJ3               68,885
STATE STREET NOMINEES LTD A/C W3J3            1,229,959
STATE STREET NOMINEES LTD A/C W3I8               49,327
STATE STREET NOMINEES LTD A/C XBP7              286,134
STATE STREET NOMINEES LTD A/C XBY4            1,224,700
STATE STREET NOMINEES LTD A/C W39Q               47,604
STATE STREET NOMINEES LTD A/C XBY5               51,358
STATE STREET NOMINEES LTD A/C W32Z               68,200
STATE STREET NOMINEES LTD A/C W39N              601,874
STATE STREET NOMINEES LTD A/C W36U              756,693
STATE STREET NOMINEES LTD A/C XBK6            1,198,622
STATE STREET NOMINEES LTD A/C XBS8               11,912
STATE STREET NOMINEES LTD A/C W39F            4,439,099
STATE STREET NOMINEES LTD A/C W39J               59,900
                                            ___________
                                             18,605,704
                                            ===========


5. Number of shares / amount of stock acquired

42,816 SINCE LAST NOTIFICATION


6. Percentage of issued class

0.009%


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

ORDINARY SHARES OF 25P


10. Date of transaction

2 JUNE 2003


11. Date company informed

4 JUNE 2003


12. Total holding following this notification

18,605,704


13. Total percentage holding of issued class following this notification

4.045%


14. Any additional information

N/A


15. Name of contact and telephone number for queries

MRS C MEYER, 020-7495-4950


16. Name and signature of authorised company official responsible for making this notification

P N HUSSEY, COMPANY SECRETARY


Date of notification

4 JUNE 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 4 2003                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman